Exhibit 99.3

BRENMILLER ENERGY LTD.
PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Avraham Brenmiller, Chief Executive Officer and Chairman of the Board of Directors, Mr. Ofir Zimmerman, Chief Financial Officer, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Brenmiller Energy Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Special General Meeting of Shareholders (the “Meeting”) to be held on September 25, 2025 at 2:00 p.m. Israel time, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Annual and Special General Meeting of Shareholders and Proxy Statement relating to the Meeting (the “Proxy Statement”).

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.

(Continued and to be signed on the reverse side)

BRENMILLER ENERGY LTD. ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: September 25, 2025

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.       To re-appoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the independent auditor of the Company, and to authorize the Board of Directors of the Company to determine their remuneration until the next annual general meeting of the shareholders of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.       2.1. To re-appoint Mr. Zvi Joseph as a Class II director on the Board of directors for a three-year term, until the 2028 annual general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

          2.2. To re-appoint Mr. Nir Brenmiller as a Class II director on the Board of directors for a three-year term, until the 2028 annual general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.       To approve a private placement with a major shareholder of the Company and related Articles Amendment to allow the issuance of preferred shares to a major shareholder pursuant to the private placement, in the form attached as Exhibit A to this Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.       To approve the Proposed Compensation Policy, in the form attached as Exhibit B to this Proxy Statement, to be in effect for a term of three (3) years as of the date of this Meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.       To approve the Update to Mr. Avraham Brenmiller’s Compensation, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.       To approve an Update to Mr. Nir Brenmiller’s and Mr. Doron Brenmiller’s Compensation, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.       To approve the CEO Equity Grant for Mr. Avraham Brenmiller, the Company’s CEO and Chairman of the Board, as set forth in this Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8.       To approve the COO and CBO Equity Grants for Mr. Nir Brenmiller, the Company’s COO and Director, and Mr. Doron Brenmiller, the Company’s CBO and Director, as set forth in this Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

9.       To approve the Office Holders Equity Grant for certain office holders of the Company, as set forth in this Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

10.     To approve the New Dual Office Period for Mr. Avraham Brenmiller as the Company’s Chief Executive Officer and Chairman of the Board of Directors, as set forth in this Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

PLEASE NOTE:    By signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Israeli Companies Law 5759-1999) (the “Companies Law”), and that you have no personal interest in the approval of any of the items that are proposed for approval at the 2025 annual and special general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via Email to Mr. Ofir Zimmerman, e-mail address: ofirz@bren-energy.com.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee, or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.